

May 6, 2014

<u>Via E-mail</u>
Mr. Conan J. Laughlin
Managing Member
North Tide Capital, LLC
500 Boylston Street, Suite 310
Boston, MA 02116

> **Re:** **Healthways, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2014 by North Tide Capital Master, LP, North Tide**
>    **Capital, LLC, Conan J. Laughlin, Edwin "Mac" Crawford,**
>    **Bradley S. Karro, and Paul H. Keckley**
> **Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12**
> **Filed April 1, 2014**
> **File No. 000-19364**

Dear Mr. Laughlin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note disclosure in the revised preliminary proxy statement filed by Healthways, Inc. on May 2, 2014 that "[o]n December 20, 2013, Mr. Ballantine had a telephone conversation with Mr. Laughlin in which Mr. Laughlin … expressed his intent to nominate a slate of directors for election at the 2014 Annual Meeting of Stockholders." We also note the Item 4 disclosure in the Schedule 13D filed by North Tide Capital Master, LP on October 28, 2013, which was not amended to reflect any such intent until January 14, 2014. Please advise us when North Tide Capital Master, LP determined it would nominate a slate of directors and how it considered its obligations

under Exchange Act Rule 13d-2 at that time.  Please refer to Compliance and Disclosure Interpretations, Regulation 13D-G, Question 110.06, which is available on our website.

Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc:     Via E-mail
        Mr. Andrew Freedman, Esq.
        Olshan Frome Wolosky LLP